Exhibit 99.1

Ozon Notifies of Fire at Fulfillment Center in Novaya Riga

August 4, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, reports the details of fire at the fulfillment center in Novaya Riga.

On August 3, a fire broke out at the Ozon fulfillment center in Novaya Riga in the Moscow region, eventually spreading to an area of 55,000 square meters and affecting two of the blocks of the three-block warehouse complex. Load-bearing structures collapsed over an area of 22,000 square meters. Based on preliminary assessment, one of the blocks remained intact. The fulfillment center covers a total area of 76,000 square meters. The cause of the fire is being determined in collaboration with the authorities.

Prior to the arrival of the emergency services, 1,169 fulfillment center employees were evacuated. The whereabouts of two people who were at the fulfillment center at the time when the fire broke out have not been established. Twelve people sought medical assistance, and currently one of them remains hospitalized. Ozon shall provide these employees with the necessary assistance and support. A hotline has been set up for the personnel of the aforementioned fulfillment center in order to address any issues or questions which may arise.

Ozon continues to assess the impact of the incident. However, based on the initial assessment, the incident does not pose material risks to the Company’s liquidity or its operations. The Company continues to accept goods from the sellers, to ship orders to its clients, to service its customers and to transact with all its counterparties in an orderly fashion.

The fulfillment center in Novaya Riga has been leased by the Company. The goods stored at the impacted premises, as well as damaged equipment and inventory (including mezzanines, shelving systems, sorters, and loaders), are insured for up to RUB 11 billion. Ozon’s liability for death, injury or damage to third-party property is insured for RUB 1 billion. Ozon is currently in discussions with the insurance companies over the compensation for the sustained damages.

Ozon will reimburse merchants for the cost of products destroyed or lost as a result of the fire. Ozon cancelled and refunded all customers’ orders that had not been fulfilled as a result of the incident. Products stored within the unaffected area of the fulfillment center will be transported to the other warehouse facilities and made available for order.

The Company’s fulfillment centers in Moscow and across the country continue to accept goods from the sellers and to fulfill orders in an orderly manner. The assortment of more than 100 million SKUs is currently held at the Company’s warehouse infrastructure which is comprised of more than 1 million square meters across 9 main regions of Russia as well as at the seller’s facilities and is available for purchase.

In addition to the fulfillment center in Novaya Riga, the Central Region is home to the Company’s largest fulfillment site in Khorugvino, as well as the fulfilment facility in the Tver region. The Company’s fulfillment centers have opened up additional slots for accepting and placing items from the sellers.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon Fintech and other value-added services such as its quick commerce and online grocery solution Ozon fresh. For more information, please visit https://ir.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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